UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

Commission File Number 005-50985

NOTIFICATION OF LATE FILING

(Check One):
|_| Form 10-K     |_| Form 20-F     |_| Form 11-K     |X| Form 10-Q     |_| Form N-SAR

For Period Ended: June 30, 2005

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I-REGISTRANT INFORMATION
GigaBeam Corporation
Full Name of Registrant

Former Name if Applicable 470 Springpark Place, Suite 900
Address of Principal Executive Office (Street and Number)
Herndon, Virginia 20170
(City, State and Zip Code)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box. If appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

The registrant could not complete its quarterly report on Form 10-Q for the fiscal period ended June 30, 2005 on a timely basis due to the limited staff and other resources of the registrant available to prepare the report within the prescribed time period.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Leighton J. Stephenson         571                      283-6200            .
(Name)     (Area Code)    (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  |X| Yes |_| No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected  by the earnings statements to be included in the subject report or portion  thereof?  | X | Yes |_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant estimates that its results of operations for the three and six months ended June 30, 2005 as reflected in its statements of operations to be included in its Form 10-QSB for the quarterly period ended June 30, 2005 will reflect net sales of $108,000 for the three and six months ended June 30, 2005, reflecting the initial revenues from the registrant’s operations that occurred in the latter part of the quarter ended June 30, 2005. There were no revenues in the comparable 2004 periods. Research and development expenses increased to $1,472,128 and $2,778,910 for the three and six months ended June 30, 2005, respectively, compared to $1,201,716 and $1,637,740 for the three months ended June 30, 2004 and the period January 5, 2004 (inception) to June 30, 2004, respectively (the 2004 periods hereinafter referred to as the comparable 2004 periods), primarily due to increased outside engineering product development expense, increased expensed materials and personnel levels and benefits for the registrant’s engineering group related to, among other things, the registrant’s WiFiber 2 series GigE and its next WiFiber G series GigE product lines. General and administrative expenses increased to $1,188,046 and $1,962,000 for the three and six months ended June 30, 2005, respectively, from $212,228 and $551,188 for the comparable 2004 periods, due to increased overall activity level of the Company and expenses related to its operating as a publicly traded company. As a result of the addition of marketing personnel, and the hiring of a public relations firm and overall increases in marketing activity the registrant’s selling and marketing expenses increased from $678,038 and $1,189,895 for the three and six months ended June 30, 2005, respectively, from $166,897 and $242,324 for the comparable 2004 periods. Total net other expenses increased to $228,636 and $1,253,886 for the three and six months ended June 30, 2005, respectively, from $122,911 and $160,852 in the comparable 2004 periods primarily due to increased interest expense resulting from additional outstanding indebtedness in the 2005 periods. As a result of the foregoing, the registrant expects to report net losses of $3,893,352 and $7,628,672 for the three and six months ended June 30, 2005, respectively, compared to net losses of $1,703,752 and $2,592,104 for the comparable 2004 periods.

GigaBeam Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 16, 2005                             By ____/s/ Leighton J. Stephenson _________ .
Leighton J. Stephenson Chief Financial Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.  This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.  One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the commission files.

3.  A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.  Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5.  ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).